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Marcel R. Fausten

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax marcel.fausten@davispolk.com

July 17, 2020

Re:	Freeline Therapeutics Holdings Ltd

Amendment No. 3 to Draft Registration Statement on Form F-1

Confidentially Submitted on July 6, 2020

File No. 377-03158

Mr. Alan Campbell

Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Murphy:

On behalf of our client, Freeline Therapeutics Holdings Ltd, a private limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 3 to its confidential draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 13, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is submitting a Registration Statement on Form F-1 (the “Registration Statement”) together with this response letter. The Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Our Pipeline, page 4

1.	We note that you have changed the arrow positioning in your pipeline chart for FLT180a to extend to the Phase of 1/2 even though your disclosure states that the Phase 1/2 trial for FLT180a has not yet been completed and that the pivotal clinical trial for FLT180a will be a Phase 2b/3 trial. Please revert the arrow positioning here and on page 133 to reflect the status of the product candidate indicated by the disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline chart on pages 4 and 134 of the Registration Statement.

Capitalization, page 106

2.	Please revise and reflect your Series C Financing on a Pro Forma basis in the capitalization table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the introduction to the capitalization table on page 107 of the Registration Statement. The effects of the Series C Financing will be shown in the “As Adjusted” and “As Further Adjusted” columns in the capitalization table in a subsequent amendment to the Registration Statement.

Please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Marcel R. Fausten

cc:	Via E-mail

Theresa Heggie, Chief Executive Officer

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP

Mitch Bloom

Edwin O’Connor

Goodwin Procter LLP

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